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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO/A

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of Subject Company (issuer))

NAVISTAR INTERNATIONAL CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

638902AM8 (Registered)
4.75% Subordinated Exchangeable Notes due 2009 (Title of Class of Securities)	638902AL0 (Restricted) (CUSIP Number of Class of Securities)

Copies to:

Robert J. Perna Corporate Secretary Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, Illinois 60555 (630) 753-5000	Dennis M. Myers, P.C. Kirkland & Ellis, LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fees**

$220,000,000	$23,540

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 4.75% Subordinated Exchangeable Notes due 2009, as described herein, is $1,000 per $1,000 principal amount outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $23,540	Filing party: Navistar International Corporation
Form or Registration No.: SC TO-I	Date Filed: February 24, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-11	☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.0	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 to Tender Offer Statement on Schedule TO (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Navistar International Corporation (the "Company"), on February 24, 2006, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (the "Tender Offer") to purchase for cash any and all outstanding 4.75% Subordinated Exchangeable Notes due 2009 (the "4.75% Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated February 24, 2006 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to the Schedule TO, respectively. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

        Item 1.    Summary Term Sheet.    Item 1 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase under the captions "Summary Term Sheet" and "Answers to Questions You Many Have" is hereby amended and supplemented as follows:

    (i)    first paragraph under the caption "Summary Term Sheet" on page 1 of the Offer to Purchase is hereby amended by deleting the existing paragraph in its entirety and replacing it with the following:

    "The following summary is provided solely for the convenience of the holders of Notes. The information set for below is a summary of all of the material terms of the offer and is qualified in its entirety by reference to the full text and more specified details contained elsewhere in this Offer to Purchase. Holders are urged to read this Offer to Purchase in its entirety. Each of the capitalized terms used in this Summary Term Sheet and not defined herein has the meaning set forth elsewhere in this Offer to Purchase."

    (ii)    The second paragraph under the question "What are the tax consequences if you tender your Notes and deliver your consent" on page 7 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety.

        Item 3.    Identity and Background of Filing Person.    Item 3 of the Schedule TO is hereby amended and supplemented to read as follows:

    (a)    Name and Address. The filing person is the current obligor of the 4.75% Notes. The 4.75% Notes were originally issued by Navistar Financial Corporation, an indirect, wholly owned subsidiary of the Company, on March 25, 2002. The 4.75% Notes were assumed by the Company in accordance the terms of the indenture governing the 4.75% Notes on June 11, 2004. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company's officers and directors is c/o Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, telephone (630) 753-5000.

    Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers of the Company:

Name	Position
Daniel C. Ustian	Chairman, President and Chief Executive Officer
Robert C. Lannert	Vice Chairman and Chief Financial Officer
William Caton	Executive Vice President-Finance
John J. Allen	President, Engine Group of International Truck and Engine Corporation
D.T. (Dee) Kapur	President, Truck Group of International Truck and Engine Corporation
Phyllis E. Cochran	Vice President and General Manager, Parts Operations of International Truck and Engine Corporation
Steven K. Covey	Senior Vice President and General Counsel
Pamela J. Turberville	Senior Vice President and Chief Executive Officer of Navistar Financial Corporation
Terry M. Endsley	Vice President and Treasurer
Thomas M. Hough	Vice President, Strategic Initiatives
Gregory W. Elliott	Vice President, Corporate Human Resources and Administration of International Truck and Engine
Robert J. Perna	Corporate Secretary
Y. Marc Belton	Director
Eugenio Clariond	Director
John D. Correnti	Director
Dr. Abbie J. Griffin	Director
Michael N. Hammes	Director
James H. Keyes	Director
David McAllister	Director
Southwood J. Morcott	Director

Item 4.    Terms of the Transaction.

  (a)
  Material Terms.

  (1)
  Tender Offers. Item 4(a)(1) of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

    (i)    The fifth paragraph under the caption "IMPORTANT INFORMATION" on page i of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

    "Subject to applicable law, Navistar reserves the right (1) to waive any and all conditions to the tender offer, except that the receipt of the Requisite Consents may not be waived, (2) to extend the tender offer and consent solicitation, (3) to terminate the tender offer in the event that any of the conditions applicable to the tender offer set out under "—Conditions to the Tender Offer" have not been satisfied or waived by Navistar on or prior to the Expiration Date or (4) to otherwise amend the tender offer and consent solicitation in any respect."

    (ii)    The twelfth paragraph under the caption "IMPORTANT INFORMATION" on page (ii) of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

    "This Offer to Purchase constitutes neither an offer to purchase Notes nor a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make an offer or solicitation under applicable securities or blue sky laws. The information contained in this Offer to Purchase is correct as of the date hereof and any subsequent material change to such information will be promptly disseminated to holders of the Notes in a manner reasonably calculated to inform such holders of such change."

    (iii)    The first paragraph under the caption "Withdrawal of Tenders and Revocation of Consents; Absence of Appraisal Rights" on page 16 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

    "Tenders of Notes made on or prior to the Expiration Date may be properly withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable except that Notes not yet accepted for payment may be withdrawn at any time after April 20, 2006 (40 business days after the commencement of the tender offer). A valid withdrawal of tendered Notes effected on or prior to the Expiration Date will constitute the concurrent valid revocation of such holder's related Consents. Consents provided in connection with a tender of Notes cannot be revoked without a valid withdrawal of the related Notes. Accordingly, a purported revocation of such Consents without a concurrent valid withdrawal of the related Notes will not render the tender of the Notes or the related Consents defective. For a withdrawal of Notes to be proper, a holder must comply fully with the withdrawal procedures set forth below."

    (iv)    The second and third paragraphs under the caption "Conditions to the Tender Offer" on page 17 of the Offer to Purchase are hereby amended by deleting such paragraphs in their entirety and replacing them with the following:

    "Subject to Rule 14e-1(c) under the Exchange Act and notwithstanding any other provision of the tender offer and consent solicitation and in addition to (and not in limitation of) Navistar's rights to terminate, extend and/or amend the tender offer and consent solicitation in its reasonable discretion, Navistar shall not be required to accept for purchase, or to pay for, any tendered Notes if any of the following have occurred on or prior to the Expiration Date:

  (1)
  there shall have been instituted, threatened in writing, or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the tender offer, that in the reasonable judgment of Navistar, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Navistar or (b) would or would reasonably be expected to prohibit, prevent, restrict or delay consummation of the tender offer;

  (2)
  an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, threatened in writing, enacted, entered, issued, promulgated, enforced or deemed applicable by any court of governmental, regulatory or administration agency or instrumentality that, in the reasonable judgment of Navistar, would or would reasonably be expected to prohibit, prevent, restrict or delay consummation of the tender offer or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Navistar;

  (3)
  the trustee under the indenture governing the Notes shall have objected in any respect to or taken any action that could, in the reasonable judgment of Navistar, adversely affect the consummation of the tender offer or Navistar's ability to effect any of the Proposed Amendments to the indenture governing the Notes covered by the tender offer, or shall have taken any action that challenges the validity or effectiveness of the procedures used by Navistar in soliciting the Consents (including the form thereof) or in the making of the tender offer or the acceptance of, or payment for, the Notes and Consents; or

  (4)
  there shall have occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) any material adverse change in the price of the Notes in the United States or other major securities or financial markets, (c) a material impairment in the United States trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or other major financial markets (whether or not mandatory), (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the reasonable judgment of Navistar, would or would reasonably be expected to affect the extension of credit by banks or other lending institutions, (f) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

    The conditions to the tender offer are for the sole benefit of and may be asserted by Navistar, in its reasonable discretion, regardless of the circumstances giving rise to such conditions, or may be waived by Navistar, in whole or in part, at any time or from time to time on or prior to the Expiration Date, in its reasonable discretion (except that the Requisite Consents with respect to the tender offer may not be waived). The failure by Navistar at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time on or prior to the Expiration Date. Any determination by Navistar concerning the events described in this section shall be final and binding upon all persons."

    (v)    The fourth paragraph under the caption "Expiration Date; Extension; Termination; Amendments" on page 18 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

    "Navistar expressly reserves the right, in its sole discretion, to terminate the tender offer and the consent solicitation if any conditions applicable to the tender offer set out under "—Conditions to the Tender Offer" have not been satisfied or waived by Navistar on or prior to the Expiration Date. Any such termination will be followed promptly by a public announcement of the termination and Navistar will also promptly inform the depositary if its decision to terminate the tender offer and/or consent solicitation."

    (vi)    The sixth paragraph under the caption "THE PROPOSED AMENDMENTS" on page 19 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

    "Waiver of All Existing Defaults and Events of Default.    The Supplemental Indenture will:

    •
    waive any and all Defaults or Events of Default that have arisen or may arise under the indenture governing the Notes, including but not limited to, those that may have arisen or may arise as a result of (1) a failure by Navistar to comply Section 4.2 of the indenture governing the Notes at any time prior to the Amendment Effectiveness Date, (2) a failure by Navistar to provide the Notes Trustee with any notice of Default or Event of Default required by Section 4.3 of the indenture governing the Notes at any time prior to the Amendment Effectiveness Date or (3) any acceleration of any Indebtedness or other event otherwise constituting a Default or an Event of Default under Section 6.1(h) of the indenture governing the Notes;

    •
    rescind any notice of Default provided to Navistar at any time prior to the Amendment Effectiveness Date; and

    •
    rescind any notice of acceleration of the Notes received by Navistar at any time prior to the Amendment Effectiveness Date.

    Each consenting holder of Notes will be deemed to have instructed the trustee to take any and all actions necessary to effect the foregoing waivers and rescissions.

    Other Waivers and Releases.    In consideration for the purchase of the Notes pursuant to the tender offer, tendering Holders will be deemed to waive, release, forever discharge and agree not to sue Navistar or its former, current or future directors, officers, employees, agents, subsidiaries, affiliates, stockholders, predecessors, successors, assigns or other representatives as to any and all claims, demands, causes of action and liabilities of any kind and under any theory whatsoever, whether known or unknown (excluding any liability arising under U.S. federal securities laws in connection with the tender offer and consent solicitation), by reason of any act, omission, transaction or occurrence, that the tendering Holders ever had, now has or hereafter may have against Navistar as a result of or in any manner related to any prior non-compliance of the terms of the indenture governing the Notes or in any manner related to:

    •
    the tendering Holder's disposition of the Notes pursuant to the tender offer;

    •
    any decline in the value thereof up to and including the Expiration Date (and thereafter, to the extent the holder retains Notes after the Proposed Amendments become effective);

    •
    the tendering Holder's delivery of any Consents pursuant to the consent solicitation; or

    •
    the effectiveness or impact of the Proposed Amendments.

    The principal reason the Company has commenced the tender offer is to eliminate any and all defaults or events of defaults that may exist under the indenture relating to the Notes and obtaining the foregoing release and waiver from the tendering holders is an integral part of this objective. For more information regarding the background to the tender offer, see "Navistar- Background of the Tender Offer and Consent Solicitation."

    (vii)    The fourth paragraph under the caption "SIGNIFICANT CONSEQUENCES TO NON-TENDERING HOLDERS" on page 20 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

    "Effect of the Proposed Amendments:    If the Proposed Amendments become operative, the Notes that are not tendered and purchased pursuant to the tender offer will remain outstanding and will be subject to the terms of the indenture pursuant to which such Notes were issued as modified by the Supplemental Indenture. In addition, as a result of the adoption of the Proposed Amendments, material covenants will be eliminated from the indenture governing the Notes and holders of unpurchased Notes will no longer be entitled to the benefits of such covenants and related provisions. Most significantly, the Supplement Indenture will delete the covenant in the indenture that requires the Company to repurchase the Notes upon a Fundamental Change that occurs prior to the maturity of the Notes, at a repurchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to (but excluding) the date of repurchase. A "Fundamental Change" is defined in the indenture to occur if:

    •
    the common stock of the Company (or its successor under the indenture) is no longer traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market;

    •
    (a) the Company consolidates with or merges into another person (other than a direct or indirect wholly-owned subsidiary) and the holders of the common stock of the Company immediately prior to the transaction receive for their common stock shares of the resulting or surviving entity (or its parent) which in the aggregate represent less than a majority of the total voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction or (b) any person (other than a direct or indirect wholly-owned subsidiary) consolidates with or merges into the Company and the holders of the common stock of the Company immediately prior to the transaction beneficially own shares of the resulting or surviving entity which in the aggregate represent less than a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the resulting or surviving entity (or its parent) immediately after the transaction;

    •
    the Company, or the Company together with its subsidiaries taken as a whole, sells, conveys, transfers or leases all or substantially all of their properties and assets to any person or group in one or a series of transactions other than (1) to one or more if its direct or indirect wholly-owned subsidiaries, (2) in a permitted joint venture or (3) a transaction in which the holders of the common stock of the Company immediately prior to the transaction receive for their common stock shares of the transferee or lessee (or its parent) which in the aggregate represent a majority of the total voting power of all classes of voting stock that are normally entitled to vote in the election of directors of the transferee or lessee (or its parent) immediately after the transaction;

    •
    any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) other than (1) the Company or one or more of its direct or indirect wholly-owned subsidiaries or (2) employee or retirement benefit plans or trusts sponsored or established by the Company or its subsidiaries is or becomes after the issue date of the notes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding voting stock that is normally entitled to vote in the election of directors of the Company;

    •
    the Company adopts a plan relating to its liquidation or dissolution; or

    •
    the outstanding common stock of the Company is reclassified into, exchanged for or converted into the right to receive any other property or security;

    provided, however, that none of these circumstances will be a Fundamental Change if at least 90% of the aggregate fair market value (as determined by the Company's board of directors) of the property and securities received or retained by holders of the Company's common stock in respect of such common stock in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the successor person (or its parent) that are, or upon issuance will be, traded on a U.S. national securities exchange or approved for trading on the NASDAQ Stock Market. As a result of the deletion of this covenant, the Company could engage is a number of transactions, including a "going-private" transaction, that would have a material adverse effect on the value of the conversion feature of the Notes without having to make an offer to repurchase the Notes. See "The Proposed Amendments.""

Item 8.    Interest in Securities of the Subject Company.    Item 8 of Schedule TO is hereby amended and supplemented as follows:

  (a)
  Securities Ownership.

    4.75% Notes.    An indirect, wholly owned subsidiary of the Company owns $18.0 million in aggregate principal amount of the 4.75% Notes, or approximately 8.2% of the original $220.0 million in aggregate principal amount of the 4.75% Notes issued. These 4.75% Notes are not considered outstanding for certain purposes under the terms of the Indenture. The name and address of the subsidiary is International Truck and Engine Corporation Cayman Islands Holding Company, c/o Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555. None of the directors or executive officers of the Company listed below own any 4.75% Notes.

    Common Stock.    As of March 9, 2006, the Company held an aggregate of 5,167,980 shares of Common Stock as treasury shares In addition, as of March 9, 2006, the International Truck and Engine Corporation Non-Contributory Retirement Plan Trust (the "Hourly Trust"), International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust (the "Salaried Trust"), and International Truck and Engine Corporation Retiree Health Benefit Trust (the "Health Benefit Trust"), owned an aggregate of 7,755,030 shares of Common Stock, or 11.4% of the outstanding Common Stock, as follows: Hourly Trust—4,653,018 shares; Salaried Trust—1,551,006 shares; and Health Benefit Trust—1,551,006 shares. Each trust is a funding trust for an employee benefit plan sponsored by International Truck and Engine Corporation ("International"), the principal operating subsidiary of the Company. The trust agreements of the Hourly Trust and the Salaried Trust provide that the trustee is a directed trustee with respect to Navistar stock held by the trusts and that the Pension Fund Investment Committee of International (the "PFIC"), or an investment manager designated by the PFIC, is to direct the trustee with respect to the voting or disposition of the Company's

    Common Stock. The trust agreement for the Health Benefit Trust provides that International, or an investment manager appointed by International, is to direct the trustee with respect to voting and disposition of Navistar stock. International has delegated authority for such matters related to the Health Benefit Trust to the PFIC, all of whom are employees of the Company. Jennison Associates LLC ("Jennison") has subsequently been appointed the investment manager for each trust with respect to the Company's Common Stock, and Jennison has been given discretionary authority regarding voting and disposition of the Company's Common Stock. Since the PFIC and the Company have the power to revoke or change the appointment of Jennison (and therefore reacquire the voting and dispositive control over the Common Stock), the committee, International or the Company could be considered "beneficial owners" of the Common Stock held by the trusts. The address of each of the trusts is c/o International Truck and Engine Corporation, 4201 Winfield Road, Warrenville, Illinois 60555.

    Set forth below is the beneficial ownership of the Common Stock as of February 28, 2006 of the directors and/or executive officers of the Company. In general, beneficial ownership includes those shares a director or executive officer has the power to vote or transfer, and stock options exercisable within 60 days. The address of each of the directors and executive officers is c/o Navistar International Corporation, 4201 Winfield Road, Warrenville, Illinois 60555.

	No. of Shares of Common Stock Beneficially Owned
Name	Owned	Stock Options	Total	% of Outstanding Common Stock
Daniel C. Ustian	69,930	473,767	543,697	*
Robert C. Lannert	225,225	422,570	647,795	*
William Caton	61,368	—	61,368	*
John J. Allen	22,120	51,058	73,178	*
D.T. (Dee) Kapur	48,908	55,855	104,762	*
Phyllis E. Cochran	13,961	50,053	64,014	*
Steven K. Covey	13,513	27,067	40,580	*
Pamela J. Tuberville	28,680	208,621	237,301	*
Terry M. Endsley	12,664	49,578	62,242	*
Thomas M. Hough	43,928	78,582	122,510	*
Gregory W. Elliott	4,179	32,700	36,879	*
Robert J. Perna	—	11,434	11,434	*
Y. Marc Belton	2,919	16,334	19,253	*
Eugenio Clariond	1,133	9,334	10,467	*
John D. Correnti	12,571	22,334	34,905	*
Dr. Abbie J. Griffin	2,999	11,834	14,833	*
Michael N. Hammes	3,379	9,834	13,213	*
James H. Keyes	10,250	9,334	19,584	*
David McAllister	—	—	—	*
Southwood J. Morcott	4,799	11,834	16,633	*

*
Percentage of shares beneficially owned does not exceed one percent of class.

  (b)
  Securities Transactions. Based on the Company's records and on information provided to the Company by its respective directors or executive officers, none of the Company or persons controlling the Company, and, to the best of the Company's knowledge, none of the directors or executive officers of the Company or any of its subsidiaries has effected any transactions in the 4.75% Notes or, except as noted below, the Company's Common Stock during the past 60 days. Messrs. Clariond, Correnti and Keyes, each of which is a director of the Company, were granted deferred share units for their service on the Board and its committees. Under the Company's Non-Employee Directors Deferred Fee Plan, directors may defer all or a portion of their retainer fee or meeting fees into phantom stock units. The units are settled on a one-for-one basis for shares of Common Stock upon the director's retirement or other date certain designated by the director at the time he elects to defer the fees. The following table sets forth these grants:

Date of Transaction Date of	Name	No. of Deferred Shares Granted
12/6/2005	Keyes, James H.	52.484
12/13/2005	Keyes, James H.	249.792
12/31/2005	Correnti, John D.	551.181
12/31/2005	Keyes, James H.	629.921
1/6/2006	Keyes, James H.	51.662
1/9/2006	Keyes, James H.	51.300
1/12/2006	Keyes, James H.	107.508
1/21/2006	Keyes, James H.	57.045
1/27/2006	Keyes, James H.	56.254
2/3/2006	Keyes, James H.	55.412
2/13/2006	Keyes, James H.	109.870
2/16/2006	Keyes, James H.	52.882
2/21/2006	Clariond, Eugenio	208.117
2/21/2006	Keyes, James H.	260.146
2/24/2006	Keyes, James H.	51.055
3/9/2006	Keyes, James H.	52.669

Item 11.    Additional Information.

  (b)
  Other Material Information.    Item 11(b) of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase and the Consent and Letter of Transmittal is hereby amended and supplemented as follows:

    (i)    The third paragraph under the caption "AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE" on page 27 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety.

    (ii)    The second paragraph under the caption "MISCELLANEOUS" on page 28 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it as follows:

    "From time to time after ten business days following the Expiration Date or termination of the tender offer, Navistar may acquire Notes that remain outstanding, if any, whether or not the tender offer is consummated, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the tender offer and could be for cash or other consideration, or Navistar may decide to defease the Notes in accordance with the indenture governing the Notes. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) Navistar may pursue."

    (iii)    The third paragraph of the Consent and Letter of Transmittal is hereby amended by deleting such paragraph in its entirety and replacing it as follows:

    "Holders may not deliver Consents without tendering their Notes nor may they tender Notes without delivering Consents. Notes tendered may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable except that Notes not yet accepted for payment may be withdrawn at any time after April 20, 2006 (40 business days after the commencement of the tender offer). A valid withdrawal of Notes will render the corresponding Consents defective. Consents cannot be revoked without a valid withdrawal of the related Notes. Accordingly, a purported revocation of Consents without a concurrent valid withdrawal of the related Notes will not render the tender of the Notes or the related Consents defective."

    (iv)    The second paragraph on page 4 of the Consent and Letter of Transmittal is hereby amended by deleting such paragraph in its entirety and replacing it as follows:

    "The undersigned hereby tenders to Navistar International Corporation, a Delaware corporation (the "Company" or "Navistar"), and provides Consents and waivers with respect to, upon the terms and subject to the conditions set forth in this Consent and Letter of Transmittal and the Offer to Purchase (collectively, the "Offer Documents"), receipt of which is hereby acknowledged, the principal amount or amounts of Notes indicated in the table above under the caption heading "Description of Notes Tendered" under the column heading "Total Principal Amount Tendered and as to which Consents are Given" within such table (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the Notes described in such table). The undersigned agrees to all of the terms and conditions in the Offer to Purchase and this Consent and Letter of Transmittal. Terms used and not defined herein shall have the meanings ascribed to them in the Offer to Purchase."

    (v)    The last paragraph beginning on page 5 of the Consent and Letter of Transmittal is hereby amended by deleting such paragraph in its entirety and replacing it as follows:

    "The undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned makes and provides its Consent, with respect to the principal amount of Notes tendered hereby (or tendered through ATOP), to: (1) the Proposed Amendments to the indenture governing the Notes and the Notes and to the execution and delivery of the Supplemental Indenture; (2) the waiver of all prior and existing defaults and events of default under the indenture governing the Notes; and (3) the rescission of all prior and existing notices of default and acceleration, if any, delivered to Navistar pursuant to the indenture governing the Notes. In so doing, the undersigned recognizes that the Proposed Amendments will eliminate substantially all of the restrictive covenants and specified affirmative covenants and modify certain events of default and other provisions contained in the indenture governing the Notes and the Notes. The undersigned understands, acknowledges and agrees that any Consent provided hereby shall remain in full force and effect unless and until such Consent is validly revoked in accordance with the procedures set forth in the Offer to Purchase. The undersigned further understands that any tenders of Notes and any related Consents will not be revocable and Notes may not be withdrawn after the Expiration Date. Thereafter, such tenders are irrevocable except that Notes not yet accepted for payment may be withdrawn at any time after April 20, 2006 (40 business days after the commencement of the tender offer). It is anticipated that the Company and the trustee will execute the Supplemental Indenture promptly after the Expiration Date. While the Supplemental

    Indenture will become effective upon execution, the Proposed Amendments will not become operative unless and until Notes are accepted for payment pursuant to the tender offer."

    (vi)    The last paragraph on page 6 of the Consent and Letter of Transmittal is hereby amended by deleting such paragraph in its entirety and replacing it as follows:

    "In consideration for the purchase of the Notes pursuant to the tender offer, the undersigned hereby waives, releases, forever discharges and agrees not to sue Navistar or its former, current or future directors, officers, employees, agents, subsidiaries, affiliates, stockholders, predecessors, successors, assigns or other representatives as to any and all claims, demands, causes of action and liabilities of any kind and under any theory whatsoever, whether known or unknown (excluding any liability arising under U.S. federal securities laws in connection with the tender offer and consent solicitation), by reason of any act, omission, transaction or occurrence, that the undersigned ever had, now has or hereafter may have against Navistar as a result of or in any manner related to any prior non-compliance of the terms of the indenture governing the Notes or in any manner related to:

    •
    the undersigned's disposition of the Notes pursuant to the tender offer;

    •
    any decline in the value thereof up to and including the Expiration Date (and thereafter, to the extent the holder retains Notes after the Proposed Amendments become effective);

    •
    the undersigned's delivery of any Consents pursuant to the consent solicitation; or

    •
    the effectiveness or impact of the Proposed Amendments."

    (vii)    The first paragraph on page 3 of the Instructions to the Consent and Letter of Transmittal under the caption "IMPORTANT TAX INFORMATION" is hereby amended be deleting such paragraph in its entirety.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2006
NAVISTAR INTERNATIONAL CORPORATION
	By:	/s/ T.M. ENDSLEY
	Name:	T.M. Endsley
	Its:	Vice President and Treasurer

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